SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 or 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 17, 1999

HUNTINGTON BANCSHARES INCORPORATED
(Exact Name of Registrant as specified in its charter)

Maryland	0-2525	31-0724920
(State or other jurisdiction of incorporation or organization)	**(Commission File No.)**	**(IRS Employer Identification Number)**

Huntington Center
41 South High Street
Columbus, Ohio 43287
(614) 480-8300
(Address, including zip code, and telephone number including area code of Registrant’s principal executive offices)

Item 5. Other Events.

On November 17, 1999, the Board of Directors of Huntington Incorporated ("HBI") increased the size of the board from eleven to twelve directors and promoted several executive level officers. Peter E. Geier was elected by the Board to fill the vacancy created by the increase in the size of the Board. Mr. Geier will serve as a Class I Director until the next Annual Meeting of Shareholders of Huntington. Mr. Geier was also elected President and Chief Operating Officer of HBI. Mr. Geier will continue to serve as President and Chief Operating Officer of The Huntington National Bank, HBI's principal subsidiary.

Ronald J. Seiffert, currently Vice Chairman of HBI, will have reporting to him all regional Presidents of The Huntington National Bank, the President of The Huntington Mortgage Company, and the Executive Vice Presidents responsible for indirect lending and credit policy.

Judith D. Fisher was elected Vice Chairman of HBI, and will head the Private Financial Group which focuses on private banking, investments, insurance, and fiduciary services.

Anne Creek, currently Executive Vice President of HBI, was elected Chief Financial Officer of HBI. Mark DeLong, Chief Auditor of HBI, was elected Executive Vice President of the organization.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HUNTINGTON BANCSHARES INCORPORATED

Date: November 30, 1999

By: /s/ Richard A. Cheap

Richard A. Cheap, Secretary and General Counsel